Filed Pursuant to Rule 433

Registration No. 333-186171

January 24, 2013

First Horizon National Corporation

4,000,000 Depositary Shares

Each Representing 1/4,000th Interest in a Share of

Non-Cumulative Perpetual Preferred Stock, Series A

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Series A Preferred Stock” in the preliminary prospectus supplement, dated January 24, 2013 to the prospectus dated January 24, 2013.

Issuer:	First Horizon National Corporation

Security:	Depositary shares (the “Depositary Shares”) each representing a 1/4,000th ownership interest in a share of Non-Cumulative Perpetual Preferred Stock, Series A of the Issuer (the “Series A Preferred Stock”)

Expected Security Ratings:*	Ba2 (negative outlook) / BB (negative outlook) (Moody’s / S&P)

Size:	$100,000,000 (4,000,000 Depositary Shares)

Over-Allotment Option:	None

Liquidation Preference:	$25 per Depositary Share (equivalent to $100,000 per share of Series A Preferred Stock)

Term:	Perpetual

Dividend Rate (Non-Cumulative):	6.20% per annum, only when, as and if declared

Dividend Payment Dates:	Quarterly in arrears on January 10, April 10, July 10 and October 10 of each year, commencing on April 10, 2013

Day Count:	30/360

Trade Date:	January 24, 2013

Settlement Date:	January 31, 2013 (T+5)

Optional Redemption:	The Issuer may, at its option, redeem the Series A Preferred Stock (i) in whole or in part, from time to time, on any dividend payment date on or after April 10, 2018, or (ii) in whole, but not in part, at any time within 90 days following a regulatory capital event (as defined in the preliminary prospectus supplement dated January 24, 2013), at a redemption price equal to $100,000 per share of Series A Preferred Stock (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends.

Listing:	Application will be made to list the Depositary Shares on the New York Stock Exchange under the symbol “FHN PrA”. If the application is approved, trading of the Depositary Shares on the New York Stock Exchange is expected to commence within a 30-day period after the initial delivery of the Depositary Shares.

Public Offering Price:	$25.00 per Depositary Share

Underwriting Discounts and Commissions:	$0.7805 per Depositary Share[1]

Net Proceeds (before expenses) to Issuer:	$96,877,885.00

Joint Book-Running Managers:	J.P. Morgan Securities LLC, Citigroup Global Markets Inc. and Goldman, Sachs & Co.

Co-Managers:	RBC Capital Markets, LLC, Barclays Capital Inc., Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc.
CUSIP/ISIN for the Depositary Shares:	320517 204 / US3205172048

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

1 Reflects 67,600 Depositary Shares sold to institutional investors, for which the underwriters received an underwriting discount of $0.3750 per Depositary Share, and 3,932,400 Depositary Shares sold to retail investors, for which the underwriters received an underwriting discount of $0.7875 per Depositary Share.

The Depositary Shares are not deposits or obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other government agency or instrumentality.

First Horizon National Corporation has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read each of these documents and the other documents First Horizon National Corporation has filed with the SEC and incorporated by reference in such documents for more complete information about First Horizon National Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may obtain a copy of these documents by calling J.P. Morgan Securities LLC toll free at 1-212-834-4533, Citigroup Global Markets Inc. toll free at 1-800-831-9146 and Goldman, Sachs & Co. toll free at (866) 471-2526.